2850 Red Hill Avenue, Suite 100

Santa Ana, CA 92705

www.aurasound.com

August 11, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathryn Jacobson, Senior Staff Accountant

Re:	AuraSound, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 28, 2010
Form 10-Q/A for the Quarter Ended September 30, 2010
Form 10-Q for the Quarter Ended December 31, 2010
Form 8-K filed February 24, 2011
File No. 0-51543

Ladies and Gentlemen:

AuraSound, Inc. (the “Company,” “we,” “our” or “us”) hereby respectfully submits its responses to the Commission Staff comments made by letter dated July 26, 2011, relating to the Company’s Form 10-Q/A for the Quarter Ended September 30, 2010 and Form 10-Q for the Quarter Ended March 31, 2011. The Company’s responses are keyed to numbered paragraphs that correspond to the comments made by the Commission Staff in the July 26 letter. Each response is preceded by a reproduction of the corresponding Commission Staff comment.

Form 10-Q/A for the quarter ended September 30, 2010

Item 4. Controls and Procedures

1.                  Please amend your filing based on your response to comment one from our letter dated May 25, 2011.

Company Response: We will file an amendment on Form 10-Q/A to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 to include our response to comment one from the SEC Staff’s letter dated May 25, 2011.

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Form 10-Q for the Quarter Ended March 31, 2011

Consolidated Statements of Cash Flows, page 3

2.                  We note your response to comment two from our letter dated March 25, 2011. It remains unclear to us why the net change in accounts payable as reported in the Consolidated Statements of Cash Flows does not reconcile to the net change in accounts payable for that period based on the schedule that you provided. Please provide us your basis for calculating the net change in accounts payable as reported in the Statement of Cash Flows.

Company Response: See below for calculation of the change in operational cash flow due to accounts payable on the March 31, 2011 form 10Q.

Bank Debt, page 11

3.                  Please revise your filing based on your response to comments three and four from our letter dated May 25, 2011.

Company Response: We will file an amendment on Form 10-Q/A to our Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2011 to include our responses to comments three and four from the SEC Staff’s letter dated May 25, 2011.

* * * * *

The Company acknowledges that:

(a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2

(b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; provided, however, that the foregoing shall not preclude the Company from asserting any defense, counterclaims or similar action or remedy that may otherwise be available to the Company at law or in equity.

If you have any questions regarding the responses set forth herein or requires additional information, please contact me by telephone at (949) 829-4000, ext. 103, or by facsimile at (949) 435-2149.

Sincerely,

/s/ Aman Singha
Aman Singha
Chief Administrative Officer